Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-234767
October 5, 2020

PepsiCo, Inc.
1.400% Senior Notes due 2031

Issuer:	PepsiCo, Inc.
Ratings (S&P / Moody’s):	A+ / A1 (Stable Outlook / Stable Outlook)
Trade Date:	October 5, 2020
Settlement Date (T+2):	October 7, 2020
Title of Securities:	1.400% Senior Notes due 2031
Aggregate Principal Amount Offered:	$750,000,000
Maturity Date:	February 25, 2031
Interest Payment Dates:	Semi-annually on each February 25 and August 25, commencing February 25, 2021
Benchmark Treasury:	0.625% due August 15, 2030
Benchmark Treasury Yield:	0.772%
Spread to Treasury:	+67 basis points
Re-offer Yield:	1.442%
Coupon:	1.400%
Price to Public:	99.597%
Optional Redemption:	Prior to November 25, 2030, make-whole call at Treasury rate plus 15 basis points; par call at any time on or after November 25, 2030
Net Proceeds to PepsiCo (Before Expenses):	$743,602,500
Use of Proceeds:	PepsiCo intends to use the net proceeds from this offering for general corporate purposes, including the repayment of commercial paper.
Day Count Fraction:	30/360
CUSIP / ISIN:	713448 FA1 / US713448FA19
Minimum Denomination:	$2,000 and integral multiples of $1,000

Joint Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC
Co-Managers:	ANZ Securities, Inc. PNC Capital Markets LLC RBC Capital Markets, LLC U.S. Bancorp Investments, Inc. Blaylock Van, LLC

An explanation of the significance of ratings may be obtained from the ratings agencies. Generally, ratings agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to review, revision, suspension, reduction or withdrawal at any time by S&P and Moody’s. Each of the security ratings above should be evaluated independently of any other security rating.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, J.P. Morgan Securities LLC collect at 1-212-834-4533 or Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.

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